UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RENTRAK CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

January 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This amendment No.3 (this “Amendment”) relates to the Schedule 13D filed by WPP Luxembourg Gamma Three S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”), and WPP plc, a corporation formed under the laws of Jersey (collectively, the “Reporting Persons” and each a “Reporting Person”) with the Securities and Exchange Commission on December 10, 2014, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Rentrak Corporation, an Oregon corporation (the “Company”). This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Indentity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented by adding the following paragraph:

“Following the consummation of, and as a result of the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), no Reporting Person is the beneficial owner of Common Stock of the Company.”

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following paragraph:

“Pursuant to the Merger Agreement (as defined below), the funding for the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) consisted entirely of newly issued shares of comScore, Inc. as described in Item 4.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On September 29, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with comScore, Inc., a Delaware corporation (“comScore”), and Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of comScore (“Merger Sub”), pursuant to which, at the effective time of the Merger (as defined below), Merger Sub would merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of comScore (the “Merger”). On January 29, 2015, the Merger was consummated and each outstanding share of Common Stock was converted into the right to receive shares of comScore’s common stock in accordance with an exchange ratio set forth in the Merger Agreement. As a result, the Reporting Parties no longer hold any Common Stock of the Company. The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2015, and is hereby incorporated by reference in response to this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following paragraph:

“As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), none of the Reporting Persons own any Common Stock of the Company. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of the publicly-traded Common Stock of the company. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.”

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Anne Ehrismann
Name: Anne Ehrismann
Title: Manager

By:	/s/ Thierry Lenders
Name: Thierry Lenders
Title: Manager

WPP PLC

By:	/s/ Paul Richardson
Name: Paul Richardson
Title: Group Finance Director